===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  STATEMENT ON
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                             MICRODYNE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          L-M ACQUISITION CORPORATION
                         L-3 COMMUNICATIONS CORPORATION
                       L-3 COMMUNICATIONS HOLDINGS, INC.
                                    (BIDDER)


                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   595067109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 --------------

                          CHRISTOPHER C. CAMBRIA, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         L-3 COMMUNICATIONS CORPORATION
                                600 THIRD AVENUE
                               NEW YORK, NY 10016
                           TELEPHONE: (212) 697-1111
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   Copy to:

                            WILLIAM E. CURBOW, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                                 --------------

                           CALCULATION OF FILING FEE
===============================================================================
Transaction Valuation* $73,412,515Amount of Filing Fee**             $14,682.50
===============================================================================
 * Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $5.00 cash per Share, 13,111,201 Shares outstanding and 1,571,302 outstanding options as of November 30, 1998.

**  1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                  Filing Party:

Form or Registration No.:                                Date Filed:
===============================================================================

     CUSIP NO. 595067109
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     L-M ACQUISITION CORPORATION
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     AF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     MARYLAND
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
  NUMBER OF         -----------------------------------------------------------
    SHARES          8    SHARED VOTING POWER*
 BENEFICIALLY            5,754,575
   OWNED BY         -----------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
  REPORTING              0
    PERSON          -----------------------------------------------------------
     WITH           10   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     5,754,575
-------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

-------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.9% (BASED ON 13,111,201 OUTSTANDING)
-------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------
 * Beneficial ownership is based solely on the provisions of the Tender Agreement, pursuant to which among other things, certain stockholders of Microdyne Corporation have agreed with the reporting person to vote the shares shown as beneficially owned in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

     CUSIP NO. 595067109
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     L-3 COMMUNICATIONS CORPORATION
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     WC AND BK
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
                           0
   NUMBER OF          ---------------------------------------------------------
     SHARES           8    SHARED VOTING POWER*
  BENEFICIALLY             5,754,575
    OWNED BY          ---------------------------------------------------------
      EACH            9    SOLE DISPOSITIVE POWER
   REPORTING               0
     PERSON           ---------------------------------------------------------
      WITH            10   SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     5,754,575
-------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
-------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.9% (BASED ON 13,111,201 OUTSTANDING)
-------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------
 * Beneficial ownership is based solely on the provisions of the Tender Agreement, pursuant to which among other things, certain stockholders of Microdyne Corporation have agreed with the reporting person to vote the shares shown as beneficially owned in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

     CUSIP NO. 595067109
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     L-3 COMMUNICATIONS HOLDINGS, INC.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                         0
  NUMBER OF        ------------------------------------------------------------
    SHARES         8    SHARED VOTING POWER*
 BENEFICIALLY           5,754,575
   OWNED BY        ------------------------------------------------------------
     EACH          9    SOLE DISPOSITIVE POWER
  REPORTING             0
    PERSON         ------------------------------------------------------------
     WITH          10   SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     5,754,575
-------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
-------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.9% (BASED ON 13,111,201 OUTSTANDING)
-------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------
 * Beneficial ownership is based solely on the provisions of the Tender Agreement, pursuant to which among other things, certain stockholders of Microdyne Corporation have agreed with the reporting person to vote the shares shown as beneficially owned in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

     This Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the "Schedule 14D-1/13D") relates to the offer by L-M Acquisition Corporation, a Maryland corporation ("Purchaser") and a wholly owned subsidiary of L-3 Communications Corporation, a Delaware corporation ("Parent") and a wholly owned subsidiary of L-3 Communications Holdings, Inc., a Delaware corporation, to purchase for cash all of the outstanding shares of Common Stock, par value $0.10 per share (the "Shares"), of Microdyne Corporation, a Maryland corporation (the "Company"), at a purchase price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of December 9, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2).


ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Microdyne Corporation. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $0.10 per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, any of the persons listed in
Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("The Merger Agreement; The Tender Agreement") of the Offer to Purchase is incorporated herein by reference.


ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; The Tender Agreement"), Section 12 ("Purpose of the Offer; The Merger; Plans for the Company") and Section 14 ("Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     Except as contemplated by the Merger Agreement and the Tender Agreement, neither Parent nor Purchaser has any plans or proposals which relate to or would result in (x) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, or (y) changes to the Company's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser and Parent") of and Schedule I to the Offer to Purchase is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; The Tender Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.


ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.


ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.


ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("The Merger Agreement; The Tender Agreement") is incorporated herein by reference.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration") and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1) Offer to Purchase dated as of December 9, 1998.

   (a)(2) Letter of Transmittal.

   (a)(3) Notice of Guaranteed Delivery.

   (a)(4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

   (a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7) Summary Advertisement as published on December 9, 1998.

   (a)(8) Press Release issued by Parent on December 3, 1998.

   (b)(1) Amended and Restated Credit Agreement, dated as of August 13, 1998, among L-3 Communications Corporation, Lehman Commercial Paper Inc., Bank of America NT & SA and the several Lenders from time to time parties thereto.

   (b)(2) 364 Day Credit Agreement, dated as of August 13, 1998, among L-3 Communications Corporation, Lehman Commercial Paper Inc., Bank of America NT & SA and the several Lenders from time to time parties thereto.

   (c)(1) Agreement and Plan of Merger, dated as of December 3, 1998, by and among L-3 Communications Corporation, L-M Acquisition Corporation and Microdyne Corporation.

   (c)(2) Tender Agreement, dated as of December 3, 1998, among L-3 Communications Corporation and each of the Stockholders of Microdyne Corporation named on the signature pages thereto.

   (d)    Not applicable.

   (e)    Not applicable.

   (f)    Not applicable.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        L-3 COMMUNICATIONS HOLDINGS, INC.

                                        By: /S/ CHRISTOPHER C. CAMBRIA
                                           ------------------------------------
                                           Name:  Christopher C. Cambria
                                           Title: Vice President and General
                                                  Counsel


                                        L-3 COMMUNICATIONS CORPORATION

                                        By: /S/ CHRISTOPHER C. CAMBRIA
                                           ------------------------------------
                                           Name:  Christopher C. Cambria
                                           Title: Vice President, General
                                                  Counsel and Secretary


                                        L-M ACQUISITION CORPORATION

                                        By: /S/ CHRISTOPHER C. CAMBRIA
                                           ------------------------------------
                                           Name:  Christopher C. Cambria
                                           Title: President and Secretary

Date: December 9, 1998

                                 EXHIBIT INDEX

    EXHIBIT                                                                                        PAGE
      NO.                                          DESCRIPTION                                      NO.
      ---                                          -----------                                      ---
    (a)(1)        Offer to Purchase dated as of December 9, 1998.
    (a)(2)        Letter of Transmittal.
    (a)(3)        Notice of Guaranteed Delivery.
    (a)(4)        Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks,
                  Trust Companies and Nominees.
    (a)(5)        Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
                  Companies and Nominees.
    (a)(6)        Guidelines for Certification of Taxpayer Identification Number on Substitute
                  Form W-9.
    (a)(7)        Summary Advertisement as published on December 9, 1998.
    (a)(8)        Press Release issued by Parent on December 3, 1998.
   *(b)(1)        Amended and Restated Credit Agreement, dated as of August 13, 1998, among L-3 Communications Corporation, Lehman Commercial Paper Inc.,
                  Bank of America NT & SA and the several Lenders from time to time parties thereto.
  **(b)(2)        364 Day Credit Agreement, dated as of August 13, 1998, among L-3
                  Communications Corporation, Lehman Commercial Paper Inc., Bank of
                  America NT & SA and the several Lenders from time to time parties thereto.
    (c)(1)        Agreement and Plan of Merger, dated as of December 3, 1998, by and among
                  L-3 Communications Corporation, L-M Acquisition Corporation and
                  Microdyne Corporation.
    (c)(2)        Tender Agreement, dated as of December 3, 1998, among L-3 Communications
                  Corporation and each of the Stockholders of Microdyne Corporation named on the signature pages thereto.
    (d)           Not applicable.
    (e)           Not applicable.
    (f)           Not applicable.

----------
* Incorporated by reference from Exhibit 99.1 of L-3 Communications Corporation's Form 10-Q filed on November 16, 1998.

** Incorporated by reference from Exhibit 99.2 of L-3 Communications Corporation's Form 10-Q filed on November 16, 1998.